



89% PROGRESS

JOAN MITCHELL

Won at auction: 'Rare' sub-$1M work **from her most desirable period.**

90% PROGRESS

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Why Do We Like This Particular Work?

REASON 1

High Promise Based On Similar Sales



Sale Price (2023):

$1.3M



Our Offering:

$894K

Other similar sales include $756k ('23), $819k ('23), and $826k ('23)[1].

REASON 2

Mitchell vs. the S&P 500

Her Sharpe Ratio has been notably higher than the S&P 500 (1994-2024).[2]


JOAN MITCHELL'S MARKET
1.14
S&P 500
0.51

What is Sharpe Ratio?

Put simply, it's a measure used to understand how well an investment performs relative to its risk. In simple terms, a higher Sharpe ratio generally indicates a better risk-adjusted return.

REASON 3

Low Volatility During A Volatile Time Period

From 1994-2024, 90% of Mitchell's works resold at auction for higher prices than they were initially bought for.[3]


Sotheby's

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View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

1. Selected similar sales provide an estimate of the historical appreciation rate of the specific artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar works selected will include all works by the same artist believed to have features and characteristics that are similar to the subject artwork, which may include size, medium, color, composition elements, period of creation and other features. The applicable time period for which we calculate Selected Similar Sale Appreciation is from the earliest date that an artwork by the artist was sold at public auction until the most recent date prior to the qualification of an applicable offering that the Masterworks public sale database has been updated. Although the artworks selected for inclusion in the set of similar works have similar characteristics to the subject artwork, each individual artwork is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that our estimate of the historical appreciation rate of an artwork is correct or predictive of future value.

2. Market-Risk Adjusted Appreciation, also referred to as the "Sharpe Ratio," indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities. While Masterworks believes comparisons to other asset classes can be useful to help potential investors discern long term trends in these asset classes, there are significant limitations to the utility of such comparative data, particularly over shorter time periods, and potential investors are cautioned not to place undue reliance on such data. For example, many asset categories are far more liquid than artwork. Whereas exchange traded stocks, commodities and precious metals are priced continuously in real time, art prices upon which data is available (i.e. public auctions) are updated only on limited occasions during select months of the year when public auctions are held. As a result, these asset categories may appear to be more volatile than art and will react more quickly to events and market forces than art prices. The graphic here is for illustrative purposes only. Comparison of assets that trade real time compared to assets that trade episodically like art may have limitations, see Important Disclosures for more info. Past performance is not indicative of future results.

3. Artist volatility data relies on 'Median Repeat Sale Pair Appreciation' metric which reflects the median annualized price appreciation rate of artworks in the main medium of an artist that have sold at least twice at public auction, known as "repeat sales". These can be used to measure the historical appreciation of an artists market. Analysis of repeat sales can be useful because repeat sale data reflects price changes for the same works, which educes the selection bias inherent in looking at a select set of similar works.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

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